Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Announces Second Quarter 2007 Results

For Immediate Release – July 26, 2007

Vancouver, Canada – Ballard Power Systems, a world leader in the development, manufacture and sale of hydrogen fuel cells, announced its operating and financial results for the quarter ended June 30, 2007 today. All amounts are in U.S. dollars, unless otherwise noted.

“We continued to grow revenues and reduce cash burn in the second quarter, consistent with our full-year guidance”, said John Sheridan, Ballard’s President and Chief Executive Officer. “Year-to-date revenues were 27% higher than the same period last year. Ballard has shipped a total of 297 fuel cell products in our near term markets so far this year — growth of 52% over the first half of 2006.”

Financial Highlights: Second Quarter 2007

•	Revenue growth of 15% to $14.3 million (2006Q2: $12.5 million).

•	Product and service revenue grew 7% to $10.5 million (2006Q2: $9.8 million), driven by higher non-recurring engineering services for backup power and materials handling customers and material products shipments.

•	Engineering development revenue grew 43% to $3.8 million (2006Q2: $2.7 million).

•	Reduction in loss from continuing operations to $10.8 million (2006Q2: $13.6 million). This 21% improvement was primarily due to higher engineering development revenues, gross margins and foreign exchange gains, partially offset by increased operating expenses, largely for research and development for fuel cell bus programs and power generation products.

•	Reduction in operating cash consumption (Endnote 1) to $3.8 million (2006Q2: $8.1 million). This 54% decrease was primarily due to higher gross margins, engineering development revenues and foreign exchange gains, partially offset by increased research and development, along with the timing of customer collections. For the six months ended June 30, 2007, operating cash consumption of $19.9 million was comparable to 2006.

•	Cash reserves of $167.6 million (2007Q1: $174.8 million).

Financial results are on track for the year and full-year financial guidance for 2007 is reconfirmed:

•	Revenue from continuing operations is expected to be in the range of $55-65 million, growth of up to 30% over 2006; and

•	Operating cash consumption (Endnote 1) is expected to be in the range of $40-50 million, a reduction of up to 20% over 2006.

Operational Highlights: Second Quarter 2007

Residential Cogeneration

Ballard shipped 119 fuel cell products this quarter, for a total of 190 units year-to-date. This compares with 102 units shipped in the second quarter of 2006. The company expects to meet or exceed its shipment goal of 400 units in 2007.

Product development activities for the next generation Mark1030 V3 product are on track for delivery of this lower-cost cogeneration system with a 40,000-hour lifetime in 2008.

Prototype assembly operations for the new Mark1030 V3 product are also well underway at EBARA BALLARD, the company’s joint venture in Japan. Ballard is on track to meet its goal of completing this transfer by the end of the year. The Japanese facility doubles the company’s assembly space and expands Mark1030 production capacity.

Materials Handling

Ballard shipped 51 fuel cell products this quarter, for a total of 54 units year-to-date. This is an increase over the 36 units shipped in the second quarter of 2006. The company has previously indicated that acquisition and subsequent integration activities related to Plug Power’s purchase of Cellex Power and General Hydrogen, as well as a longer-than-expected sales cycle, would reduce its materials handling sales for the year. During the quarter, Ballard signed an initial two-year agreement with Plug Power to supply fuel cell stacks for all its commercial sales in the materials handling market through April 2009. Plug has not released any specific forecasts at this early stage. As a result, Ballard is not in a position to indicate a shipment target for the remainder of 2007.

Ballard is on track to meet its goal of reducing Mark9 SSL™ product costs by 25% in 2007.

Backup Power

Ballard shipped 46 fuel cell products in the second quarter, for a total of 53 units year-to-date. Shipments in the quarter were primarily to the company’s lead customer, Dantherm Air Handling.

Automotive Programs

Ballard’s Mark1100 automotive fuel cell stack development program and its next generation automotive development program progressed on schedule. The related $1.8 million of engineering development revenue reflected the company’s achievements in the second quarter. Ballard also surpassed its outstanding durability goal for 2006 of 2,300 hours.

Financial Results: Second Quarter 2007

Ballard’s revenues for the three months ended June 30, 2007 increased 15% to $14.3 million, compared to $12.5 million for the same period in 2006. During the second quarter of 2007, product and service revenues increased $0.7 million, or 7%, and engineering development revenue increased $1.2 million, or 43%, compared to the same quarter last year. Product and service revenues totaled $10.5 million for the current year quarter with product revenues of $7.1 million and service revenues of $3.4 million, compared to product revenues of $6.1 million and service revenues of $3.7 million in the second quarter of 2006. The increase in product revenues is driven by higher shipments of automotive fuel cell products and material products. This was offset by lower revenues for 1kW residential cogeneration fuel cell product reflecting lower pricing but on higher volumes. Service revenues decreased as increases in non-recurring engineering services for power generation customers were offset by a decline in automotive service revenue. The increase in engineering development revenue resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration fuel cell development programs.

Ballard’s net loss for the three months ended June 30, 2007 decreased 36% to $11.1 million, or ($0.10) per share, compared with a net loss of $17.3 million, or ($0.15) per share, for the corresponding period in 2006. The loss from discontinued operations decreased $3.4 million and reflects the sale of Ballard’s electric drive operations in early 2007.

Ballard’s loss from continuing operations for the three months ended June 30, 2007 was $10.8 million, or ($0.10) per share, compared to $13.6 million, or ($0.12) per share, for the corresponding period in 2006. For the second quarter of 2007 compared to 2006, increased engineering development revenues, gross margins and foreign exchange gains were partially offset by an increase in operating expenses. The increase in operating expenses was primarily as a result of increased research and development activities, reflecting increased investment to build capability and capacity for growth in such areas as Ballard’s fuel cell bus and power generation programs. Ballard’s gross margins for the three months ended June 30, 2007 improved over the same period in 2006 due to positive warranty adjustments and increased margins on Ballard’s power generation non-recurring engineering services and carbon fiber products.

Operating cash consumption (Endnote 1) for the three months ended June 30, 2007 decreased 54% to $3.8 million, compared to $8.1 million in 2006. The decrease in operating cash consumption over the prior year was driven by the sale of Ballard’s electric drive operations in the first quarter of 2007, higher gross margins, engineering development revenue and foreign exchange gains along with lower working capital requirements, partially offset by an increase in research and development costs.

The operating cash consumption for the second quarter of 2007, $3.8 million, was significantly lower than the first quarter of 2007, $16.1 million, as the second quarter was positively impacted by foreign exchange gains and the timing of collections from customers, whereas the first quarter of 2007 was higher due to the annual payment of 2006 employee bonuses and cash requirements related to the company’s electric drive operations. For the six months ended June 30, 2007, operating cash consumption of $19.9 million was comparable to 2006.

Selected Consolidated Financial Information: Second Quarter 2007

Unaudited (Expressed in thousands of U.S. dollars, except for per share amount and number of shares)

	Three months ended June 30,			Six months ended June 30,
	2007	2006		2007	2006
		(restated)			(restated)
Revenues:
Product and service revenue	$10,464	$9,796	$20,142		$16,937
Engineering development revenue	3,841	2,687		7,759	4,958

Total revenues	14,305	12,483		27,901	21,895
Cost of revenues and expenses:
Cost of product and service revenues	4,653	5,711		11,122	8,534
Research and product development	14,679	13,048		27,909	25,111
General and administrative	3,553	3,401		7,105	6,723
Marketing and business development	2,040	2,068		3,764	3,684
Depreciation and amortization	3,722	4,340		7,401	8,722

Total cost of revenues and expenses	28,647	28,568		57,301	52,774

Loss before undernoted	(14,342)	(16,085)		(29,400)	(30,879)
Investment and other income	6,194	4,259		9,091	6,241
Loss on disposal and write-down of long-lived assets	—	(634)		(20)	(699)
Equity in loss of associated companies	(2,651)	(2,435)		(4,986)	(3,775)

Loss from continuing operations before income taxes	(10,799)	(14,895)		(25,315)	(29,112)
Income taxes	15	(1,268)		15	(1,134)

Loss from continuing operations for period	(10,814)	(13,627)		(25,330)	(27,978)
Loss from discontinued operations for period	(326)	(3,721)		(64)	(6,554)
Net loss for period	$(11,140)	$(17,348)		$(25,394)	$(34,532)

Basic loss per share from continuing operations	$(0.10)	$(0.12)		$(0.22)	$(0.25)
Basic loss per share from discontinued operations	—	(0.03)	—		(0.06)

Basic loss per share	$(0.10)	$(0.15)		$(0.22)	$(0.31)

Weighted average number of common shares outstanding	114,591,281	113,187,129	114,481,468		112,886,361

Cash used by operations	$(2,348)	$(6,512)		$(17,504)	$(17,290)
Capital expenditures	(1,420)	(1,614)		(2,365)	(2,948)

Operating cash consumption (Endnote 1)	$(3,768)	$(8,126)		$(19,869)	$(20,238)

			June 30, 2007		December 31, 2006

Total cash, cash equivalents and short term investments				$167,586	$187,072

For a more detailed discussion of Ballard Power Systems’ second quarter 2007 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml

Conference Call: Second Quarter 2007

A conference call for investors and analysts to discuss Ballard’s second quarter 2007 results will be held at 8:00 a.m. PST (11:00 a.m. EST) on Thursday, July 26, 2007. (Conference call telephone: 604-638-5340. Audio web cast: http://www.ballard.com/be_an_investor/confcalls_webcasts)
The audio web cast will be archived on the www.ballard.com website. A digital recording of the call will also be available for playback for 24 hours (Telephone: 604-638-9010 PIN: 2197#).

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Endnotes:

[1]	Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark9 SSL™ are registered trademarks of Ballard Power Systems Inc.